PROXY VOTING RESULTS
A special meeting of the Ultra Series International Stock Fund shareholders was held on December 27, 2013, at which time, shareholders approved changing the Fund s subadviser. Accordingly, NorthRoad
Capital Management LLC became subadviser for the International Stock Fund effective December 31, 2013, replacing Lazard Asset Management, LLC. The voting results are described below:
FOR:
91.426%
AGAINST:
3.292%
ABSTAIN:
5.282%